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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

April 30, 2019

Christopher Dunham, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	Pioneer Bancorp, Inc.

Registration No. 333-230208

Registration Statement on Form S-1

Dear Mr. Dunham:

On behalf of Pioneer Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated April 8, 2019, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Summary

Pioneer Bank, page 1

1.           We note your disclosure that you purchase “certain” one- to four-family residential real estate loans through a relationship with a mortgage banking company. Please revise your Prospectus Summary to clarify that you outsource all of your residential mortgage loan origination, underwriting and closing to an unaffiliated third-party, the material terms of this agreement, and the degree to which these loans meet your own underwriting standards. Please further revise here and your penultimate risk factor on page 21 to quantify the percentage of your total loan portfolio that such loans represented as of December 31, 2018. Please also revise to identify the mortgage banking company in your prospectus and attach any related material agreements as exhibits if required by Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: The Company has revised the disclosure as requested to identify the mortgage banking company (Homestead Funding Corp.) by name and added a new paragraph to the prospectus summary on page 1 discussing the terms of the relationship with Homestead Funding Corp. In addition, the noted risk factor has been revised as requested on page 21. A copy of the Agreement with Homestead Funding Corp. is filed as Exhibit 10.5 to the Amended S-1.

Christopher Dunham, Staff Attorney

April 30, 2019

Business Strategy

Continue our emphasis on commercial lending, page 4

2.           Please revise to balance your disclosure on your emphasis on commercial lending consistent with your disclosure on pages 57 and 60 that you increased your residential loans because management sought to “better balance the overall loan portfolio between commercial and non-commercial lending” in both the six months ended December 31, 2018 and fiscal year ended June 30, 2018.

Response: The Company has revised the disclosure as requested on pages 4 and 57.

* * * * *

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Jeffrey Cardone at (202) 274-2033.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Michael Clampitt, Esq.

Jeffrey M. Cardone, Esq.

Thomas L. Amell, President and Chief Executive Officer